Form 51–102F3
Material Change Report

Item 1	Name and Address of Company

Entourage Mining Ltd.
614-475 Howe Street
Vancouver, BC V6E 2B3

Item 2	Dates of Material Change

News Release dated November 24, 2009.

Item 3	News Release

On November 24, 2009, the Company disseminated a news release through Stockwatch and Market News.

Item 4	Summary of Material Change

On November 13, 2009, the Company and Infogeo Servicos E Locacoes, parties to the June 17, 2009 mineral property option agreement on the Pires Gold Project (aka “The Projeto au Bonsucesso”) agreed to amend the terms of the June 17, 2009 mineral property option agreement.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced on November 24, 2009, among other things, as follows:

On November 13, 2009, the Company and Infogeo Servicos E Locacoes (“Infogeo”), parties to the June 17, 2009 mineral property option agreement on the Pires Gold Project (aka “The Projeto au Bonsucesso”), agreed to amend the terms of the agreement as follows:

  An extension of the USD$300,000 Year 1 work program in expenditure requirements, from January 17, 2009 to May 31, 2010
  A revision of the Year II USD$100,000 payment due to Infogeo from the Company on January 10, 2010;

Consideration to be granted to Infogeo for agreeing to the extension:

  300,000 common shares in the capital stock of the Company to be paid in two installments (on December 16, 2009 and on January 16, 2010);
  Two USD$50,000 payments (replacing the January, 2010 payment described above) to Infogeo, to be paid on December 16, 2009 and on January 16, 2010.

All other terms to the June 17, 2009 agreement are to remain without revision.

5.2	Disclosure for Restructuring Transactions

Not applicable.

5.3	Item 6 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Greg Kennedy
President and Director
Telephone: (604) 669-4367

Item 9	Date of Report

November 30, 2009